CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

December 23, 2009

VIA EDGAR

Ms. Amanda Ravitz

Mr. J. Nolan McWilliams

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sports Properties Acquisition Corp. Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A Filed December 15, 2009 File No. 001-33918

Dear Ms. Ravitz:

On behalf of our client, Sports Properties Acquisition Corp. (“Sports Properties” or the “Company”), a Delaware corporation, set forth below are the responses of Sports Properties to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”), received by letter dated December 22, 2009 (the “December 22 Letter”), with respect to Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Proxy Statement”) (File No. 001-33918) filed by Sports Properties on December 15, 2009. The responses to the Staff’s comments are set out in the order in which the comments were set out in the December 22 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 2 to the Proxy Statement (“Amendment No. 2”), which was filed today by Sports Properties via EDGAR, reflecting all changes to the Proxy Statement. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2 unless otherwise noted.

General

1.	We note your response to our prior comment number 1. Please provide additional analysis of why the proposed changes to the warrants do not constitute the giving of additional consideration by the warrantholders for purposes of Section 3(a)(9) of the

Securities Act of 1933. We note in this regard that the warrantholders are being asked to forfeit financial benefits to which they are presently entitled.

The Company and we do not believe that the amendments to the terms of the Company’s warrants proposed in connection with the Framework Transactions constitute the issuance of a new security. Notwithstanding the foregoing, to the extent the implementation of the proposed warrant amendments were deemed to constitute the issuance of a new security, it would be because warrantholders are in effect exchanging the unamended warrants for the amended warrants (i.e., warrants with one set of rights for warrants with a different set of rights. The proposed warrant amendments would not result in warrantholders providing any additional consideration to the Company for warrants with revised terms). First, the warrantholders are not being asked to provide any cash payments to the Company in connection with the proposed amendments. Second, warrantholders are not being asked to contribute any item or property of value in connection with the proposed warrant amendments. They are only being asked to vote on proposals that would revise the terms of the current warrants, or, in effect, to vote to give up their old warrants for old warrants. Finally, the Company and we do not believe that the warratholders would be forfeiting any financial benefits to which they are presently entitled as a result of the proposed amendments. Although the proposed amendments contemplate that the exercise price will be increased from $7.00 to $12.00, the proposed amendments also contemplate that the redemption price will be increased from $14.25 to $18.75 and that the exercise period will be extended three years. Therefore, warrantholders would gain financial benefits because the warrantholders would have more time to participate in any gains in value the Company’s common stock as a result of the extension of the exercise period and increase in the redemption price. Further, none of the learning we reviewed indicates that a Section 3(a)(9) exemption would not be available in a similar situation. See SEC No-Action Letter, American Electronic Laboratories (January 11, 1972) (where the Staff agreed to take a no-action position with respect to reliance on Section 3(a)(9) to exempt from registration modifications to the terms of warrants to extend the exercise period, to provide that during such extended period the exercise price could be increased by a maximum of $3.00 and that the warrants could be called and to add anti-dilution provisions that would apply during the extension); Rule 149 under the Securities Act (which provides that a security holder can make any cash payments that may be necessary “to effect an equitable adjustment, in respect of dividends or interest paid or payable on the securities involved in the exchange, as between such security holder and other security holders of the same class accepting the offer of exchange”); and SEC Division of Corporation Finance, Compliance and Disclosure Interpretations: Securities Act Sections (#Question 125.04) (Nov. 26, 2008) (providing that an issuer can also require the security holders to waive the right to receive an interest payment or other consideration accruing from a security). We also note that warrants are not currently exercisable and will not become exercisable until a “Business Combination” (as defined in the Warrant Agreement) occurs. If the Framework Transactions are consummated, the Company will be providing value to the warrantholders because the Framework Transactions will constitute a “Business Combination” and therefore the warrants will not expire worthless.

2.	We note your response to prior comment 3. Please provide us with the number of record holders, and number of beneficial holders, as of the most recent practicable date. In addition, provide additional analysis of why the Framework Agreement and transactions contemplated thereby and by the proxy should not be considered a “similar corporate transaction” within the meaning of Rule 13e-3(a)(3).

As of December 22, 2009, the Company’s common stock was held by 8 record holders (including Cede & Co.) and the Company’s warrants were held by 3 record holders (including Cede & Co.). As of March 9, 2009, the Company’s common stock was held by 443 beneficial owners (consisting of 305 beneficial owners of common stock and 138 beneficial owners of units) and the Company’s warrants were held by 355 beneficial owners (consisting of 217 beneficial owners of warrants and 138 beneficial owners of units). The Company will receive updated information regarding the number of beneficial owners of its securities as of December 24, 2009, the record date for the special meetings, on December 30, 2009.

The Framework Transactions do not constitute a “similar corporate transaction” referred to in paragraph (i)(C) of Rule 13e-3(a)(3). The Framework Transactions are not a

corporate transaction similar to a merger or a consolidation because the Framework Transactions do not contemplate and will not result in any one entity surviving from the combination from two or more entities in which security holders will receive cash or new securities of the surviving entity. The Framework Transactions are not a corporate transaction similar to a reclassification because the Framework Transactions will not result in stockholders or warrantholders transferring liquidation seniority in the current capital structure or losing any voting rights or redemption rights they currently have. Rather, following consummation of the Framework Transactions, the Company’s stockholders and warrantholders will hold the same stock and warrants they were originally issued in connection with the Company’s initial public offering. The Framework Transactions are not a corporate transaction similar to a recapitalization because the Framework Transactions do not contemplate any restructuring of the Company’s capital structure with respect to the Company’s debt to equity ratio and will not result in any change to the Company’s debt to equity ratio. Finally, the Framework Transactions are not a corporate transaction similar to a reorganization because the Company’s financial health is not in distress and the purpose of the Framework Transactions is not to undertake any extensive alteration of the Company’s structure to restore the Company’s financial health.

Summary, page 1

3.	We note your response to our prior comment 13 and revised disclosure. We are unable to locate your analysis of romanette (iii) in your business strategy section. Please revise to disclose this information or advise.

The Company’s operational and overhead costs following consummation of the Framework Transactions will initially consist of payments the Company must make under the Transitional Services Agreement. The Company has provided detail of the payments it must make under the Transitional Services Agreement in the section entitled “Our Business Following Consummation of the Framework Transactions—Medallion Financial and the Transitional Services Agreement” on page 39 of the proxy statement.

4.	Refer to the second paragraph after the bullet points on page 4. Please tell us and describe when Medallion Financial intends to make the purchases described.

Medallion Financial will be making $1 million of purchases of the Company’s common stock in the open market pursuant to a Rule 10b5-1 purchase plan that also complies with Rule 10b-18 of the Exchange Act. The Company issued a press release regarding the 10b5-1 purchase plan and furnished the press release in a Current Report on Form 8-K filed on December 15, 2009. Medallion Financial may make an additional $2 million of purchases pursuant to a Rule 10b5-1 purchase plan or through negotiated transactions with sophisticated investors.

We have revised the disclosure on page 4 and throughout the proxy statement to clarify the foregoing.

Risk Factors, page 19

5.	We note your response to our prior comment 24; however, we reissue. We note that Medallion Financial retains warrants to purchase 5,900,000 shares of your common stock after consummation of the transaction. In light of your disclosure on page 72 that it is probable that up to fifty percent of your outstanding shares will elect conversion, it appears appropriate to add a risk factor as requested in our prior comment.

We have added the following risk factor on page 30 of the proxy statement.

“Following consummation of the Framework Transactions, as a result of share purchases, shares conversions and exercise of warrants, our officers, directors and affiliates may control Sports Properties.

Following the closing of the Framework Transactions, Medallion Financial may own approximately 300,000 shares of our common stock as a result of purchases of IPO Shares of up to $3 million made pursuant to Rule 10b5-1 purchase plans or privately negotiated transactions. In addition, Medallion Financial owns warrants to purchase 5,900,000 shares of our common stock. If Medallion Financial were to exercise all of its warrants and no other warrantholder exercised warrants, Medallion Financial, together with our directors and officers who are Founder Stockholders (who will own 25,000 shares after the closing), would own approximately 38% of our outstanding shares (based upon 16,270,641 shares outstanding, which is the sum of 10,045,040 shares, the number of shares outstanding at the $100 million minimum trust value based upon a December 15, 2009 per share conversion price of $9.98, plus 5.9 million shares from the exercise of the warrants held by Medallion Financial, plus 25,000 shares held by the other Founder Stockholders, plus 300,000 shares that may be acquired by Medallion Financial pursuant to Rule 10b5-1 purchase plans or negotiated transactions), which may result in those persons having effective control of Sports Properties.”

Taxicab medallions may decline in value, page 20

6.	Revise this risk factor to explain that your business plan depends upon the continuing appreciation in medallion prices, which are presently priced at all time highs.

In response to the Staff’s comment, we have revised the risk factor on page 20 of the proxy statement.

The Transitional Services Agreement, page 24

7.	We note your response to our prior comment 27; however, we reissue in part. Please revise this risk factor heading because it currently states there is a risk that the Agreement “may be costly and difficult to terminate.”

In response to the Staff’s comment, we have revised the risk factor heading on page 24 to delete the reference that the Transitional Services Agreement “may be costly and difficult to terminate.”

Our Business Strategy, page 34

8.	We note your response to our prior comment 34; however, we reissue in part. Please revise to explain how the 3% to 5% percent lease rate is calculated and explain, for example, whether this is a monthly or annual lease rate. Also clarify whether “prevailing purchase price” means that the rate is based on the purchase price for that particular medallion or based on prevailing market rates.

In response to the Staff’s comments, we have revised the disclosure on page 34 of the proxy to explain how the lease rates are calculated and clarified that this is an annual lease rate. In addition, we have changed “prevailing purchase price” to “prevailing market price” to clarify that the rate is based on the purchase price based on prevailing market rates.

Our Target Markets, page 36

9.	We note your response to our prior comment 35. Please revise the line in the graph to clearly indicate that the rate of increase in corporate medallion prices is substantially less from 2008 to 2009.

In response to the Staff’s comment, we have replaced the graph on page 36 with a graph that clarifies the rate of increase in New York City corporate medallion prices from 2008 to 2009.

10.	We note your response to our prior comment 36 and reissue in part. Please expand the discussion of management’s assessment of medallion price appreciation, including whether management believes that medallion price trends from 2001 to 2008 will continue. At a minimum, we would expect to see an analysis of the factors listed on page 39 and an assessment of whether you believe some or all of these factors will be present in the short- and long-term.

In response to the Staff’s comment, we have expanded the discussion of management’s assessment of medallion price appreciation and provided an analysis of the factors listed on page 39 and assessed whether management believes some or all of these factors will be present in the short- and long-term.

The Boston Market, page 37

11.	We note the graph depicting Boston medallion prices. Please balance your narrative disclosure by discussing the reasons that Boston medallion prices appear to decrease from 2008 to 2009 and provide your analysis of whether you expect recent and historical trends to continue.

In response to the Staff’s comment, we have revised the proxy statement on page 38 to explain the reasons for the decrease in Boston medallion prices from 2008 to 2009 and discuss our expectations relating to the recent and historical trends in the Boston market.

Ready Universe of Sellers, page 39

12.	Please revise the second paragraph to provide your analysis for the Chicago and Boston markets. If management is unable to make an assessment for these markets comparable to what you have disclosed for New York because of insufficient data, so state. In addition, avoid the use of a compound annual growth rate when referring to New York medallion price increases.

We note that the information for each of New York, Chicago and Boston is presented beginning with the data first published by the relevant target market’s regulatory authority. We included the disclosure and analysis regarding the significant medallion appreciation in the New York City market during the 2001 to September 2009 period to explain the higher rate of increase as compared to other periods in that market. Because a similar increase did not occur in the Boston and Chicago markets, we did provide a corresponding analysis and assessment as we had for the New York City market. In addition, we have removed the reference to compound annual growth rate.

Liquidity and Capital Resources, page 44

13.	Revise the final full sentence on page 44 to quantify the “payments required under the Framework Agreement.” In addition, revise the following sentence to describe and quantify your liquidity needs.

The consummation of the Framework Transactions is conditioned on the Company’s trust account containing no less than $100 million after the closing after taking into account payments to (i) holders of IPO Shares who have indicated to the Company that they intend to vote against the transactions contemplated by the Framework Agreement and seek conversion of IPO Shares with whom the Company may enter into forward contracts to purchase their IPO Shares, all payments required under the Framework Agreement and (ii) stockholders who have elected to exercise their conversion rights. The Company cannot at this time quantify those payments. We have revised the disclosure on page 44 of the proxy statement to disclose these payments.

We have also revised page 44 of the proxy statement to quantify the Company’s liquidity needs.

14.	We note your response to our prior comment 40; however, we reissue in part. Please revise to explain what “optimal value” means in sufficient detail so that investors can understand and evaluate your basic business strategy.

In response to the Staff’s comment, we have revised the proxy statement on page 39 to delete the reference to “optimal value” and provided further details with respect to our business strategy.

Adverse Factors Considered by Sports Properties, page 63

15.	We note your response to our prior comment 48; however, we reissue. Please explain in greater detail why you consider engaging in a business not contemplated by your charter is an adverse factor.

We have removed this adverse factor because we have already disclosed rescission rights as an adverse factor on page 64 of the proxy statement.

16.	Also, disclose whether the board considered as a negative factor that expanding the share conversion option might result in significantly less trust fund proceeds available for working capital.

The Company’s board of directors did not consider as a negative factor that expanding the share conversion threshold may result in significantly less trust fund proceeds available for working capital. Consummation of the Framework Transactions is subject to the trust account containing a minimum amount of $100 million after taking into account payments for forward contracts and to converting stockholders. As a result, the Company’s board of directors did focus on whether the trust account funds might be reduced to $100 million through conversions or forward purchases. The changes to the conversion threshold and the voting requirements to exercise conversion rights were proposed by the Company so that the Company could reduce the need to make forward purchases of IPO Shares and avoid the use of a third party aggregator to purchase IPO Shares in order to obtain stockholder approval of the Framework Transactions.

Actions that May Be Taken to Secure Approval of Our Stockholders, page 72

17.	We note your response to our prior comment 52; however, we reissue.

The Company believes it is highly unlikely that it will use non-cash consideration to induce stockholders to sell their shares or otherwise vote in favor of the proposals described in the proxy statement. The only non-cash inducements that the Company has even contemplated providing are registration rights. We have revised the disclosure on page 73 of the proxy statement to clarify the forgoing.

The Framework Agreement, page 78

18.	We note your response to our prior comment 56 and revised disclosure. Please confirm our understanding and revise your disclosure to reflect that there have been no material subsequent developments, up to the date of the amended proxy, that have not been disclosed in the proxy.

The Company confirms that no material subsequent developments, up to the date of the amended proxy statement, have not been disclosed in the amended proxy statement. We have revised the disclosure on page 78 of the proxy statement to clarify the foregoing.

Beneficial Ownership of securities, page 109

19.	We note your disclosure in footnote (6) and other footnotes that certain warrants “may not become exercisable within 60 days.” Please explain the terms that create this uncertainty.

The Warrant Agreement currently provides that the warrants are not exercisable until the consummation of a “Business Combination” (as defined in the Warrant Agreement). Because the Framework Transactions have a number of closing conditions, including stockholder and warrantholder approval, it is possible that a “Business Combination” may not be consummated within 60 days, or ever.

*    *    *    *    *

The Company has authorized us to confirm to you that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iv) the Company has been advised that the Division of Enforcement has access to all information it provides to the Staff in their review of its filing or in response to their comments on the Company’s filing.

If you have any questions or would like to discuss these responses, please call Brian Hoffmann (212-878-8490) or Jay Bernstein (212-878-8527). We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Brian Hoffmann, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

/s/ Brian Hoffmann

Enclosures

cc:	Andrew Murstein

Jeffrey Yin, Esq.